GEOGLOBAL RESOURCES
200, 625 – 4 Avenue S.W.
Calgary, Alberta, Canada    T2P 0K2
May 9, 2012

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

GeoGlobal Resources Inc.
Registration Statement on Form S-3 (File No. 333-180600)

Ladies and Gentlemen:

On May 2, 2012, we requested the acceleration of the effective date of the above-referenced Registration Statement of GeoGlobal Resources Inc., a Delaware corporation (the “Company”), on Form S-3 (the “Registration Statement”) pursuant to Rule 461 of the Securities Act of 1933, as amended, to May 4, 2012 at 10:00 a.m. Eastern time or as soon thereafter as may be practicable.

We now respectfully withdraw that acceleration request.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby now respectfully requests that the effective date of the Registration Statement be accelerated to May 10, 2012 at 10:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, the Company represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	2

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Andrew J. Foley (212-373-3078) or Anat M. Aronowicz (416-504-0518) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

GeoGlobal Resources Inc.

By:	/s/ Paul B. Miller
Name: Paul B. Miller
Title: President and Chief Executive Officer

cc:  Andrew J. Foley, Esq.
              Paul, Weiss, Rifkind, Wharton & Garrison LLP